22 DATE AND SIGNATURE

22.1 Certificate of Per Hedström

I, Per Hedström, of Åmmeberg, Sweden, do hereby certify that as an author of this technical report on ”Mineral Reserves and Mineral Resources of the Zinkgruvan mine in South Central Sweden December 2008”, I hereby make the following statements:

  I am employed as Senior Geologist with Zinkgruvan Mining AB with a business address SE- 696 81, Zinkgruvan, Sweden.

  I am a graduate of the University of Lund, Sweden (BSc Geology and Chemistry 1972).

  I am a member of the Australasian Institute of Mining and Metallurgy and am an approved Qualified Person in accordance to the rules of SveMin and FAERI regarding disclosure of mineral resources.

  I have worked in the base metal mining industry since graduation and have over 35 years of experience.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify, that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  I have worked at the Zinkgruvan mine since 1981.

  I am responsible for the preparation of Sections 1-22 of this Technical Report titled “Mineral Reserves and Mineral Resources of the Zinkgruvan mine in South-Central Sweden, December 2008” dated March 2009

  Due to my position as Senior Geologist with Zinkgruvan Mining I am not considered independent of the issuer applying all of the tests in section 1.4 of the instrument.

  As of the date of this certificate, to my knowledge, information and belief, the sections of this Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  I have read National Instrument 43-101 and sections for which I am responsible in this Technical Report have been prepared in compliance with NI 43-101 and Form 43-101F

Signed dated this 31st day of March, 2009 at Zinkgruvan, Sweden

/s/ Per Hedström

Per Hedström